August 9, 2024

Fred P. Lampropoulos
President, Chief Executive Officer and Director
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

       Re: Merit Medical Systems, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 2, 2024
           File No. 000-18592
Dear Fred P. Lampropoulos:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 69

1. Please provide a clear description of the relationship between compensation actually paid and net income, as required by Item 402(v)(5)(ii) of Regulation S-K. Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 9, 2024
Page 2

       Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Disclosure Review
Program